SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2023

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 001-3220

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Report of Independent Registered Public Accounting Firm
Plan Administrator, Plan Participants and Audit Committee
Community Trust Bancorp, Inc. Employee Stock Ownership Plan
Pikeville, Kentucky
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (Plan) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held as year-end) as of December 31, 2023, and schedule of reportable transactions for the year ended December 31, 2023, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at year-end) as of December 31, 2023, and schedule of reportable transactions for the year ended December 31, 2023, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ Forvis Mazars, LLP
We have served as the Plan’s auditor since 2006.
Louisville, Kentucky
June 27, 2024

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

Assets	2023	2022
Cash	$8	$939

Investments at fair value:
Community Trust Bancorp, Inc. common stock	33,875,315	33,743,715
Mutual funds	906,450	694,450
Money market funds	33,266	24,373
Total investments	34,815,031	34,462,538

Receivables:
Contribution receivable	65,055	60,098
Accrued interest and dividends	355,431	322,878
Total receivables	420,486	382,976

Net assets available for benefits	$35,235,525	$34,846,453

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2023 and 2022

Additions:	2023	2022
Contributions	$1,927,955	$1,863,985

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	(1,240,366)	1,578,021
Interest and dividends	1,395,312	1,293,678
Total investment income	154,946	2,871,699

Deductions:
Benefits paid to participants	(1,693,829)	(5,070,588)

Increase (decrease) in net assets available for benefits	389,072	(334,904)

Net assets available for benefits:
Beginning of year	34,846,453	35,181,357

End of year	$35,235,525	$34,846,453

See notes to financial statements.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Notes to Financial Statements

As of December 31, 2023 and 2022 and
For the Years Ended December 31, 2023 and 2022

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is an employee stock ownership plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  CTIC served as trustee of the Plan for the years ended December 31, 2023 and 2022. Matrix Trust Company served as custodian of the Plan for the years ended December 31, 2023 and 2022. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours of service.

Contributions

In its sole discretion, annually CTBI shall determine an amount to contribute, if any, equal to a percentage of compensation for each eligible participant.  The contributions are non-participant directed and invested directly in CTBI stock.  During 2023 and 2022, the contribution percentage was 4%.

Participant Accounts

Each participant’s account is credited with employer contributions. Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions pursuant to the direction of the Plan Administrator.

Participant Investment Account Options

The Plan provides for the establishment of various investment funds including CTBI common stock, mutual funds and money market funds.  Employer contributions are automatically invested in CTBI common stock. Once a participant attains the age of 55 and has completed ten years of participation in the Plan, the participant may allocate a portion of their Plan balance to other investments within 90 days after the close of each Plan year.  These elections may be made for six consecutive years.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his or her account is payable to him or her if he has completed at least 1,000 hours or more of vesting service for three plan years.  Forfeited nonvested accounts are allocated to the accounts of participants based upon compensation.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash and/or CTBI common stock made in equal annual installments over a period equal to five years.  Notwithstanding the foregoing, if the vested interest in the ESOP Stock Fund of the Plan exceeds $1,330,000 (as adjusted per Code Section 409(o)), the distribution period may be extended by one year for each $265,000 (as adjusted per Code) or portion thereof that the ESOP Stock Fund  exceeds $1,330,000, up to a maximum of five additional years.

Forfeited Accounts

At December 31, 2023 and 2022, forfeited non-vested accounts totaled $36,296 and $13,620, respectively.  These amounts will be used to reinstate any previously forfeited balances required, if any, with the remainder reallocated to participants based upon compensation. Forfeitures of terminated nonvested account balances allocated to remaining participants during the years ended December 31, 2023 and 2022, totaled $22,994 and $46,137, respectively.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments are reported at fair value.  Common stocks and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.  Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.
The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan document.

Payment of Benefits

Distributions to participants are recorded by the Plan when payments are made.

3.  Net Assets by Participant and Non-Participant Directed Investments

All CTBI stock is non-participant directed, while the mutual and money market funds are participant directed. Information about the net assets and the significant components of the changes in net assets relating to the participant and non-participant directed investments is as follows:

	2023
	Participant Directed Funds	Non-Participant Directed Employer Fund	Total
Additions:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$127,309	$(1,367,675)	$(1,240,366)
Interest and dividends	25,962	1,369,350	1,395,312
Net investment income	153,271	1,675	154,946

Contributions	-	1,927,955	1,927,955
Transfers from non-participant directed funds to participant directed funds	123,405	-	123,405

Total additions	276,676	1,929,630	2,206,306

Deductions:
Benefits paid to participants	(55,783)	(1,638,046)	(1,693,829)
Transfers from non-participant directed funds to participant directed funds	-	(123,405)	(123,405)

Total deductions	(55,783)	(1,761,451)	(1,817,234)

Net increase	220,893	168,179	389,072

Net assets available for benefits, beginning of year	718,823	34,127,630	34,846,453

Net assets available for benefits, end of year	$939,716	$34,295,809	$35,235,525

	2022
	Participant Directed Funds	Non-Participant Directed Employer Fund	Total
Additions:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(195,914)	$1,773,935	$1,578,021
Interest and dividends	19,349	1,274,329	1,293,678
Net investment income (loss)	(176,565)	3,048,264	2,871,699

Contributions	-	1,863,985	1,863,985
Transfers from non-participant directed funds to participant directed funds	86,729	-	86,729

Total additions (reductions)	(89,836)	4,912,249	4,822,413

Deductions:
Benefits paid to participants	(224,660)	(4,845,928)	(5,070,588)
Transfers from non-participant directed funds to participant directed funds	-	(86,729)	(86,729)

Total deductions	(224,660)	(4,932,657)	(5,157,317)

Net decrease	(314,496)	(20,408)	(334,904)

Net assets available for benefits, beginning of year	1,033,319	34,148,038	35,181,357

Net assets available for benefits, end of year	$718,823	$34,127,630	$34,846,453

4.  Federal Income Tax Status

The Plan operates under a non-standardized adoption agreement in connection with Employee Stock Ownership pre-approved plan document sponsored by FIS Business Systems LLC.  This prototype plan document has been filed with the appropriate agency.  The Plan has not obtained or requested a separate determination letter for the pre-approved plan.  However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

5.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

6.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, any employer whose employees are covered by the Plan, and certain others.  All amounts contributed to the Plan are received by CTIC as trustee and forwarded to the Custodian.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.  During the years ended December 31, 2023 and 2022, the Plan received dividend income of $1,335,830 and $1,262,335, respectively.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2023	2022
CTBI common stock (in dollars)	$33,875,315	$33,743,715

Shares outstanding (in shares)	772,351	734,677

7.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts distributed to these participants after December 31, 2023 and 2022 were $3,115 and $13,977, respectively.

8. Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  There have been no significant changes in the valuation techniques during the year ended December 31, 2023.  The Plan had no liabilities measured at fair value on a recurring basis.  In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.  The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following are descriptions of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual funds, and money market funds.  Shares of mutual funds are valued at quoted market prices.  The fair values of Community Trust Bancorp, Inc. common stock are derived from the closing price reported on the NASDAQ Stock Exchange.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC Topic 820, fair value hierarchy, in which the fair value measurements fall at December 31, 2023 and December 31, 2022:

		Fair Value Measurements at December 31, 2023 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$33,875,315	$33,875,315	$0	$0
Mutual funds	906,450	906,450	0	0
Money market funds	33,266	33,266	0	0
	$34,815,031	$34,815,031	$0	$0

		Fair Value Measurements at December 31, 2022 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$33,743,715	$33,743,715	$0	$0
Mutual funds	694,450	694,450	0	0
Money market funds	24,373	24,373	0	0
	$34,462,538	$34,462,538	$0	$0

9.  Risk and Uncertainties

The current interest rate environment has caused increased volatility in financial markets and the possibility of prolonged adverse economic conditions.  These changes in economic and financial market conditions could result in decreases in the fair value of Plan investments.  The ultimate impact to the fair value of Plan investments cannot be reasonably estimated at this time.

SUPPLEMENTAL SCHEDULES

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #007
Schedule of Assets (Held at Year-End)
December 31, 2023

Identity of Issuer (a) (b)	Description of Investment (c)	Cost (d) ($)		Current Value (e) ($)

Mutual Funds
Dodge & Cox Stock	Equity Fund, 378 units		**	92,016

Federated Hermes MDT Small Cap Core R6	Equity Fund, 369 units		**	8,644

MFS Mid Cap Value R6	Equity Fund, 877 units		**	26,992

TIAA-CREF International Eq Idx Instl	Equity Fund, 1,099 units		**	24,023

Vanguard 500 Index Admiral	Equity Fund, 616 units		**	270,847

Vanguard Growth Index Adm	Equity Fund, 460 units		**	73,468

Vanguard Small Cap Growth Index Admiral	Equity Fund, 272 units		**	23,079

Vanguard TG Retirement 2020 Inv	Equity Bond Fund 1,383 units		**	37,143

Vanguard TG Retirement 2025 Inv	Equity Bond Fund 2,845 units		**	52,274

Vanguard TG Retirement 2030 Inv	Equity Bond Fund 2,765 units		**	98,047

Vanguard TG Retirement 2035 Inv	Equity Bond Fund 1,730 units		**	38,256
Vanguard TG Retirement 2050 Inv	Equity Bond Fund 246 units		**	10,951

William Blair Small-Mid Cap Gr	Equity Fund, 2,089 units		**	59,086

Goldman Sachs Short Duration Bond R6	Fixed Bond Fund, 3,161 units		**	30,371

Vanguard Target Retirement Income Inv	Equity Bond Fund 1 units		**	1

Metropolitan West Total Return Bond I	Fixed Bond Fund, 5,178 units		**	47,583
American Funds American Balanced R6	Equity Fund, 325 units		**	10,385
American Funds New World R6	Equity Fund, 44 units		**	3,284
				906,450
Money Market Funds
Goldman Sachs FS Government MM Fd#465	Money Market Fund, 33,266 shares		**	33,266
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 772,351 shares	23,814,826		33,875,315
Total Investments		23,814,826		34,815,031
* Indicates a party-in-interest to the Plan.
** Cost information is not required for participant-directed investments and, therefore, is not included.

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4j
EIN 61-0979818, Plan #007
Schedule of Reportable Transactions

For the Year Ended December 31, 2023

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Gain
Series of transactions in excess of 5%
Community Trust Bancorp, Inc. common stock	$3,248,342		54	$3,248,342
Community Trust Bancorp, Inc. common stock		$1,749,066	89	$1,417,231	$331,835

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 27, 2024	By:	/s/ Mark A. Gooch
Mark A. Gooch
Chairman, President, and Chief Executive Officer

/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President, Chief Financial Officer and Treasurer

/s/ Joanna Boon
Joanna Boon
Senior Vice President/Director of Human Resources